Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 43,341,019.00	0.0001381	$ 0.00
Fees Previously Paid
	Total Transaction Valuation:	$ 43,341,019.00
	Total Fees Due for Filing:			$ 0.00
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	The fee of $5,795.64 has been paid by Alternative Investment Partners Absolute Return Fund (the "Master Fund") in reliance on no-action relief granted by the SEC's Division of Investment Management. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC Staff No-Action Letter (April 19, 2017).

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A